                SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C.   20549

                ---------------------------------

                          FORM 11-K

          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended June 30, 2000

                             OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ___________ to __________ Commission file number _________

         ---------------------------------------------

          HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                   RETIREMENT SAVINGS PLAN
                    (Full Title of Plan)

          HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                1101 PENNSYLVANIA AVENUE, NW
                  WASHINGTON, D.C.  20004

     (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

         ---------------------------------------------

        HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                 RETIREMENT SAVINGS PLAN

                Financial Statements and
                 Supplemental Schedule

                June 26, 2000 and 1999

        (With Independent Auditors' Report Thereon)

           HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                    RETIREMENT SAVINGS PLAN

       Index to Financial Statements and Supplemental Schedule



                                                      Page

Independent Auditors' Report                             1

Statements of Net Assets Available for Plan
Benefits - June 26, 2000 and 1999                        2

Statements of Changes in Net Assets
Available for Plan Benefits - Year ended
June 26, 2000 and 1999                                   3

Notes to Financial Statements                            4

Schedule

Schedule of Assets held for Investment
Purposes at End of Year - June 26, 2000                  8



All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Independent Auditors' Report


The Administrative Committee of the Board of Directors
Harman International Industries, Incorporated:


We have audited the accompanying statements of net assets available for Plan benefits of Harman International Industries, Incorporated Retirement Savings Plan as of June 26, 2000 and 1999 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of June 26, 2000 and 1999 and the changes in net assets available for Plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

November 15, 2000

              HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                       RETIREMENT SAVINGS PLAN
           Statements of Net Assets Available for Plan Benefits
                       June 26, 2000 and 1999

                                                        2000                1999
                                             ---------------      --------------
Assets:
Investments, at fair value (note 3):
Money Market                                 $       293,074             293,664
Mutual Funds                                      87,903,438          69,233,086
Common Stock                                      11,774,008           7,342,920
Participant Loans Fund                                   114                 416
Investments, at contract value -
investment contract (note 3)                      26,111,932          27,355,861
                                             ---------------      --------------
Total investments                                126,082,596         104,225,947
                                             ---------------      --------------

Contributions receivable:
Participant contributions receivable                  89,590             144,909
Employer contributions receivable                  4,256,303           2,703,834
                                             ---------------      --------------
Total contributions receivable                     4,345,893           2,848,743
                                             ---------------      --------------
Total plan assets                                130,428,489         107,074,690

Accrued expenses                                      22,000              40,253
                                             ---------------      --------------
Net assets available for plan
Benefits                                     $   130,406,489         107,034,437
                                             ---------------      --------------


See accompanying notes to financial statements.

             HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                      RETIREMENT SAVINGS PLAN

     Statements of Changes in Net Assets Available for Plan Benefits

                 Years ended June 26, 2000 and 1999

                                                      2000               1999
                                            --------------     --------------

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of
investments                                  $  11,853,428          4,850,654
Interest and dividends                           8,714,491          6,015,653
                                            --------------     --------------
Total investment income                         20,567,919         10,866,307
                                            --------------     --------------

Contributions:
Employer                                         7,057,730          3,332,818
Participant                                      6,471,759          6,895,097
Rollovers                                          195,459              6,640
                                            --------------     --------------
Total contributions                             13,724,948         10,234,555
                                            --------------     --------------
Total additions                                 34,292,867         21,100,862
                                            --------------     --------------

Deductions from net assets
attributed to:
Benefit payments                                10,908,085         10,461,611
Administrative expenses                             12,730             57,944
                                            --------------     --------------
Total deductions                                10,920,815         10,519,555
                                            --------------     --------------
Net increase                                    23,372,052         10,581,307

Net assets available for Plan
benefits:
Beginning of year                              107,034,437         96,453,130
                                            --------------     --------------
End of year                                  $ 130,406,489        107,034,437
                                            --------------     --------------


See accompanying notes to financial statements.

       HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
               RETIREMENT SAVINGS PLAN
            Notes to Financial Statements
               June 26, 2000 and 1999



(1)  Summary of Significant Accounting Policies

(a)  Basis of Presentation

The accompanying financial statements of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) have been presented on an accrual basis and present the net assets available for Plan benefits and changes in those net assets.

(b)  Investments

The Plan's investments are stated at fair value except for its fully benefit responsive investment contract which is valued at contract value (note 3). Shares of registered investment companies and mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)  Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of net assets and the changes in net assets and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(d)  Payment of Benefits

Benefits are recorded when paid.

(e)  Administrative Expenses

Administrative expenses are paid by the Plan unless paid by the Sponsor.

(2)  Plan Description

The Plan agreement dated July 1, 1989 amends and restates five preexisting defined contribution and savings plan agreements for plans which were merged into the Plan and extends coverage to all eligible nonunion domestic employees of the Company. Effective July 1, 1995, the Plan also extends coverage to hourly collective bargaining unit employees of Harman Motive, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution, savings and profit sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service, have worked 500 hours and are at least 21 years of age. Plan participants should refer to the Plan agreement for more complete information.

Effective August 28, 1997, AMEK Technology Group, PLC and Oxford
International, Ltd. were included as participating employers of the Plan. In the case of a participant who became an employee as a result of the AMEK acquisition, 500 hours of service were substituted for 1,000 hours of service for the Plan year ended June 26, 1998.

(a)  Contributions

Participants in the Plan may contribute on a tax-deferred basis from 1% to 12% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date. The Company has made annual basic contributions equal to 2% of the compensation paid to all eligible participants active at the end of the Plan year and a matching contribution equal to 50% of the eligible participant's tax-deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company's Board of Directors. Company profit sharing contributions are limited to 15% of the participants' compensation, less the participants' tax-deferred contributions, the Company basic contribution and the Company matching contribution. Total Company and pretax participant contributions may not exceed 15% of total participants' compensation. Total annual additions to a participant's account, exclusive of adjustments to the fair market value of the participants' fund account, may not exceed the lesser of $30,000 or 25% of the participant's compensation.

(b)  Vesting

Participants are 100% vested in their salary deferral contribution, employer's basic contribution and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of three years of service, or 100% after reaching age 65, death or disability.

(c)  Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Harman International Industries, Incorporated Common Stock, the Putnam Stable Value Fund, Putnam Money Market Fund and eleven mutual funds sponsored by Putnam.

(d)  Participant Account Balances

Separate accounts are maintained for each participant's salary deferral, rollover, employer profit sharing, basic and matching contribution balances. Earnings or losses of the Plan are allocated to the participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant's tax-deferred contribution percentage.

(e)  Participant Loans

The Plan does not allow for any participant loans.  The loans discussed in note 1 arose from the mergers of related plans and no further loans will be granted after their repayment is completed.

(f)  Benefits

Upon separation from service, retirement at age 65, disability retirement or death, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution. However, participants from prior merged plans, whose plans allowed distributions of plan benefits to be made in forms other than lump sum, may elect payment of benefit balances which were available prior to the mergers. Contributions made subsequent to the merger may only be distributed in a lump sum payment.

(g)  Forfeitures

Effective April 15, 1998, all distributions from the Plan shall commence as soon as practicable after the Participant's termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts forfeited by Plan participants are used to reduce the employer contributions. Forfeitures were $438,122 and $1,171,817 for the years ended June 26, 2000 and 1999, respectively.

Effective April 15, 1998, amounts provisionally forfeited will be restored, if the participant returns to service prior to the occurrence of a 60 consecutive month period of separation.

(3)  Investments

Investments (with investments in excess of 5% of net assets separately identified) at June 26, 2000 and 1999 were as follows:


                                                           June 26
                                              --------------------------------
Description                                             2000              1999
                                              --------------    --------------
The Putnam Fund for Growth and Income         $   19,284,361        24,799,248
Putnam Voyager Fund                               28,622,644        20,225,308
Putnam OTC Fund                                    6,602,350         1,615,843
George Putnam Fund of Boston                       7,102,849         7,864,121
Putnam Stable Value Fund                          26,111,932        27,355,861
Harman International Industries,
Incorporated Common Stock (196,233
shares and 165,474 shares at June 26,
2000 and 1999, respectively)                      11,774,008         7,342,920
Putnam New Opportunities Fund                     16,425,780         8,509,696
All other investments less than 5%                10,158,672         6,512,950
                                              --------------    --------------
                                              $  126,082,596       104,225,947
                                              --------------    --------------

(4)  Federal Income Taxes

On October 23, 1998, the Plan received an updated favorable determination letter from the Internal Revenue Service (IRS). Although the IRS did not address certain operational defects, these defects were corrected and a separate filing was made with the IRS under the Voluntary Compliance Resolution (VCR) Program. The VCR filing was approved on November 8,
1999 and will enable the Plan to continue to constitute a qualified Plan under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and the Trust will continue to be exempt from income tax under Section 501(a) of the IRC.

(5)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Upon Plan termination, all participant accounts immediately become 100% vested.

(6)  Reconciliation to Form 5500

Included in net assets available for Plan benefits in the accompanying financial statements is $0 and $1,863,172 at June 26, 2000 and 1999, respectively, of amounts related to Plan participants and participants who have terminated their service with the Company as of the end of the Plan year. These amounts are shown as liabilities on the Form 5500, Annual Return/
Report of Employee Benefit Plans, which is filed with the Internal Revenue Service as shown in the following reconciliation:

                                                  2000              1999
                                          ------------       -----------
Net assets per financial statements      $ 130,406,489       107,034,437
Benefits payable                                     -        (1,863,172)
                                          ------------       -----------
Net assets per Form 5500                 $ 130,406,489       105,171,265
                                          ------------       -----------


The following is a reconciliation of the changes in net assets available for Plan benefits per the financial statements to the Form 5500:


                                                        Year ended June 26
                                              ----------------------------------
                                                       2000                 1999
                                              -------------         ------------
Net increase per financial statements         $  23,372,052           10,581,307
Amounts allocated to withdrawing
participants at June 26, 1998                             -            3,648,490
Amounts allocated to withdrawing
participants at June 26, 1999                     1,863,171           (1,863,171)
Other                                                     -               77,853
                                              -------------         ------------
Net change per Form 5500                      $  25,235,223           12,444,479
                                              -------------         ------------


                                                                   Schedule
              HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                        RETIREMENT SAVINGS PLAN
      Schedule of Assets Held for Investment Purposes at End of Year
                            June 26, 2000


                                     Description of investment,
                                     including maturity date,
Identity of issuer,                  rate of interest, par or
borrower or similar party            maturity date                           Current value
--------------------------------     --------------------------------------  --------------

Putnam Management Company, Inc.*     Money Market Fund                       $      293,074
                                     Mutual Funds:
Putnam Management Company, Inc.*       Asset Allocation Growth Fund                 577,317
Putnam Management Company, Inc.*       Asset Allocation Balanced Fund               421,993
Putnam Management Company, Inc.*       Asset Allocation Conservative Fund           344,233
Putnam Management Company, Inc.*       George Putnam Fund of Boston               7,102,849
Putnam Management Company, Inc.*       Voyager Fund                              28,622,644
Putnam Management Company, Inc.*       The Putnam Fund for Growth and Income     19,284,361
Putnam Management Company, Inc.*       Investors Fund                             4,157,659
Putnam Management Company, Inc.*       OTC Fund                                   6,602,350
Putnam Management Company, Inc.*       Diversified Income and Trust Fund            598,273
Putnam Management Company, Inc.*       International Growth Fund                  3,765,979
Putnam Management Company, Inc.*       New Opportunities Fund                    16,425,780
Putnam Management Company, Inc.*       Stable Value Fund:
                                         invested in contracts
                                         with various companies,
                                         maturity dates ranging
                                         from January 20, 2000
                                         through May 16,
                                         2005 and interest
                                         rates ranging from
                                         5.0% to 8.3%                            26,111,932
Harman International Industries Inc.*  Common Stock                              11,774,008
Participant Loans*                     Participant Loan Fund,
                                         8.5% interest rate                             144
                                                                             --------------
                                                                             $  126,082,596
                                                                             --------------
* Party in interest investment.
See accompanying independent auditors' report.
